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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------


                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)

                               ----------------

                             Comptek Research, Inc.
                           (Name of Subject Company)

                             Comptek Research, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.02 Per Share
                         (Title of Class of Securities)

                                   204682108
                     (CUSIP Number of Class of Securities)

                               ----------------

                           Christopher A. Head, Esq.
            Executive Vice President, General Counsel and Secretary
                             Comptek Research, Inc.
                               2732 Transit Road
                          Buffalo, New York 14224-2523
                                 (716) 677-4070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                with copies to:

          James R. Tanenbaum, Esq.       Richard S. Forman, Esq.
        Stroock & Stroock & Lavan LLP Stroock & Stroock & Lavan LLP
               180 Maiden Lane            2029 Century Park East
          New York, New York 10038    Los Angeles, California 90067
               (212) 806-5400                 (310) 556-5800

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission (the "SEC") on July 6, 2000, by Comptek Research, Inc., a New York corporation ("Comptek"), as amended by Amendment No. 1 thereto filed with the SEC on July 11, 2000 relating to the offer by Northrop Grumman Corp., a Delaware corporation ("Northrop"), through its wholly owned subsidiary, Yavapai Acquisition Corporation, a Delaware corporation ("Acquisition Sub"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.





Item 2. Identity And Background Of Filing Person.

   Item 2 of the Schedule 14D-9 is hereby amended to read as follows:

   The name, business address and business telephone number of Comptek, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   This Schedule 14D-9 relates to the Offer by Northrop, through its wholly owned subsidiary, Acquisition Sub, disclosed in a tender offer statement on Schedule TO dated July 6, 2000 (together with any amendments or supplements thereto, the "Schedule TO"), to exchange each outstanding Share for such number of shares of the common stock, par value $1.00 per share, of Northrop (the "Northrop Common Stock") equal to the quotient obtained by dividing $20.75 by the Final Average Closing Price (as defined below) (the "Exchange Ratio"), subject to adjustment as set forth below, upon the terms and subject to the conditions set forth in the Prospectus (as defined below) and in the related letter of transmittal (the "Letter of Transmittal" which, together with the Prospectus, constitute the "Offer"). Northrop is making the Offer pursuant to the Agreement and Plan of Merger, dated as of June 12, 2000, as amended to the date of the Schedule 14D-9, by and among Northrop, Acquisition Sub and Comptek (the "Merger Agreement"). On August 7, 2000, Northrop, Acquisition Sub and Comptek signed an amendment to the Merger Agreement (the "First Amendment").

   The Exchange Ratio will be adjusted as follows: if the Final Average Closing Price of Northrop Common Stock is (i) equal to or less than $74.00, then the Exchange Ratio shall be 0.2804 or (ii) equal to or greater than $84.00, then the Exchange Ratio shall be 0.2470; provided, however, that if the Final Average Closing Price is less than $74.00, Comptek shall have the right to terminate the Merger Agreement if Comptek gives written notice to Northrop and Acquisition Sub within one business day prior to the expiration date of the Offer; provided, further, however, that such termination shall not be effective if Northrop, in the exercise of its sole discretion, elects, by written notice to Comptek within one business day to issue additional shares of Northrop Common Stock sufficient to equal the value to be received if the Final Average Closing Price had been $74.00 (the "Make Whole Right"). For purposes of the Offer and this Schedule 14D-9, "Final Average Closing Price" means the average of the per share closing sales price of Northrop Common Stock, rounded to four decimal places, as reported under "NYSE Composite Reports" in The Wall Street Journal for each of the 20 New York Stock Exchange ("NYSE") trading days in the period ending two business days prior to the expiration of the Offer, as extended or supplemented in accordance with the terms of the Merger Agreement.


   The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Acquisition Sub will be merged with and into Comptek (the "Merger"), and Comptek will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (excluding (i) those held in Comptek's treasury, (ii) those owned by any wholly owned subsidiary of Comptek, (iii) those owned by Northrop, Acquisition Sub or any subsidiary of either Northrop or Acquisition Sub, and (iv) those as to which appraisal rights, if any, have been exercised) will be converted into the right to receive such number of fully paid and nonassessable shares of Northrop Common Stock as is equal to the Exchange Ratio finally established for the Offer. Copies of the Merger Agreement and the First Amendment are filed herewith as Exhibits (e)(1) and
(e)(1)(A), respectively, and are incorporated herein by reference.

   The Merger Agreement requires Northrop to prepare and file with the SEC a registration statement on Form S-4 to register the offer and sale of Northrop Common Stock pursuant to the Offer (such registration statement, as amended from time to time, is referred to herein as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement, at the time of the initial filing thereof, will include a preliminary prospectus (the "Preliminary Prospectus") containing the information required under Rule 14d-4(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The prospectus included in the Registration Statement at the time it is declared effective by the SEC, including all information deemed to be included therein, as supplemented from time to time, is referred to herein as the "Prospectus." As soon as practicable on the date of commencement of the Offer, Northrop and Acquisition Sub shall (i) file with the SEC the Schedule TO which will contain or incorporate by reference all or part of the Preliminary Prospectus and the Letter of Transmittal (such Schedule TO, collectively with such Preliminary Prospectus and Letter of Transmittal, the "Offer Documents"), and (ii) cause the Offer Documents to be disseminated to holders of Shares.

   Copies of the Preliminary Prospectus and the Letter of Transmittal are filed herewith as Exhibits (a)(6) and (a)(2), respectively, and are incorporated herein by reference.

   The Schedule TO states that the principal executive offices of Northrop and Acquisition Sub are located at 1840 Century Park East, Los Angeles, CA 90067.

Item 3. Past Contacts, Transactions, Negotiations And Agreements.

   Item 3 of the Schedule 14D-9 is hereby amended to read as follows:

   The information contained under the caption "Interests of Comptek Officers and Directors in the Merger" in the Prospectus and in the Information Statement which is attached hereto as Schedule I is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Comptek or its affiliates and (i) Comptek's executive officers, directors or affiliates or (ii) Northrop or Acquisition Sub or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

Treatment Of Options

   The Merger Agreement provides that each outstanding option to purchase Shares which has been granted to certain employees (each, an "Option"), including the executive officers and non-employee directors of Comptek (each, a "Management Option"), shall become fully vested and exercisable commencing ten business days prior to the consummation of the Offer and the Options shall be converted into options to purchase shares of Northrop Common Stock upon consummation of the Offer. The Management Options were issued pursuant to Comptek's 1992 Equity Incentive Plan, as amended, 1994 Stock Option Plan for Non-Employee Directors or 1998 Equity Incentive Stock Plan (collectively, the "Comptek Equity Plans"). Under the terms of the Comptek Equity Plans, all of the Management Options are subject to acceleration of vesting and exercisability upon a "change in control", which would be triggered by the consummation of the Offer or the Merger.

   The following table sets forth, with respect to each of the executive officers and the non-employee directors of Comptek:

  . the number of Shares subject to Options held by such persons that will be exercisable immediately prior to the consummation of the Offer (including Options that are currently exercisable as well as Options which will become exercisable in connection with the transactions contemplated by the Merger Agreement);

  . the weighted average exercise price of the Options held by such persons;
    and

  . the aggregate net cash value of such Options, computed by subtracting the total exercise price for such Options (based on the weighted average exercise price) from the total value of the shares of Comptek Common Stock issuable upon exercise of such Options (based on $20.75, which is the value of the shares of Northrop Common Stock issuable for each Share pursuant to the Offer).

                                                       Weighted
                                      Options Which    Average     Aggregate Net
                                         Will Be    Exercise Price Cash Value Of
Name(1)                                Exercisable    Per Share       Options
-------                               ------------- -------------- -------------
Joseph A. Alutto.....................     36,000       $11.7465    $  324,126.00
Laura L. Benedetti...................     57,685         7.7646       749,062.80
Chris Boehm..........................     25,000          16.00       118,750.00
John R. Cummings.....................     34,000         8.0809       430,749.00
Edward G. Eberl......................     20,000          8.125       252,500.00
Bradley H. Feldmann..................     35,000         9.5804       390,936.00
G. Wayne Hawk........................     36,000        11.7465       324,126.00
Christopher A. Head..................     88,568         6.2712     1,282,358.36
Patrick J. Martin....................     31,000        12.2702       262,873.80
Wayne E. Meyer.......................     24,000         9.0313       281,248.80
James D. Morgan......................     16,900         7.1043       230,612.33
Lawrence M. Schadegg.................          0            --               --
John J. Sciuto.......................    158,074         5.9808     2,334,626.52
Henry P. Semmelhack..................     36,000        11.7465       324,126.00

--------
(1) Includes, with respect to the following individuals, unvested Options in the amounts set forth next to their names, the vesting of which will be accelerated as a result of the transactions contemplated by the Merger
    Agreement: Laura L. Benedetti (28,812); Chris Boehm (25,000); Edward G. Eberl (20,000); Bradley H. Feldmann (35,000); Christopher A. Head (20,843); James D. Morgan (6,667); and John J. Sciuto (46,667).

Change of Control Severance Agreements

   Comptek has entered into change of control agreements dated December 31, 1999 with each of Messrs. Sciuto, Head, and Feldmann and Mrs. Benedetti (the "Change of Control Agreements"). The terms of each Change of Control Agreement are substantially the same. Each Change of Control Agreement provides that if the employee's employment is terminated by Comptek without cause or the employee terminates his employment for good reason, in either case upon or within two years following the occurrence of a "change of control", the employee shall be provided, among other things, a lump sum payment equal to
1.99 times the employee's annual base salary and target bonus. The employee shall also be entitled to continue to participate for a period of two years in each of Comptek's employee benefits plans which provide insurance and medical benefits on the same basis as was provided to the employee prior to termination.

   In addition, each Change of Control Agreement provides for Comptek to pay on behalf of the employee, any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), on any payment or benefit provided by Comptek deemed to be in connection with a change of control, together with a gross-up payment to satisfy any income taxes (including interest and penalties) imposed related to the payment of the excise tax. These additional excise tax related payments are not limited to severance benefits, but apply to any other benefits or payments received by the employee and deemed to be in connection with a change of control. Each Change of Control Agreement provides for an acceleration of vesting and exercisability of all Management Options upon a change of control.

   The consummation of the Offer and the Merger will constitute a "change of control" within the meaning of the Change of Control Agreements.

   The following table sets forth, with respect to each of the executives party to a Change of Control Agreement, the total amount that would be payable to such executive if such executive's employment by Comptek were terminated without good cause or if such executive were to terminate his or her employment with good reason, in either case within two years following the consummation of the Offer or the Merger (based upon such executive's base salary and target bonus in effect on the date of this Schedule 14D-9):

                                                                       Salary &
                                                                         Bonus
   Name                                                                Payout(1)
   ----                                                                ---------
   Laura L. Benedetti................................................. $398,000
   Bradley H. Feldmann................................................ $517,400
   Christopher A. Head................................................ $507,450
   John J. Sciuto..................................................... $935,300

--------
(1) The salary and bonus payout does not reflect the value to the executives of continuing to participate in each of Comptek's employee benefit plans which provide insurance or medical benefits. The payout amounts also do not reflect the fact that Comptek has agreed to pay on behalf of the executives any excise tax imposed as well as any "gross-up" payment to satisfy any income tax imposed related to the payment of the excise tax.

   The payments to the four executive officers described herein arising pursuant to the Change of Control Agreements would be in addition to any payments due to such four executives pursuant to their respective employment agreements following any voluntary or involuntary termination of employment. See "Employment Agreements" in the Information Statement included as Schedule I to this Schedule 14D-9.

Change of Control Option Exercise Agreements

   Pursuant to letter agreements dated March 20, 2000 between Comptek and each of Messrs. Sciuto, Head, and Feldmann and Mrs. Benedetti (the "Option Letter Agreements"), Comptek has agreed to pay each such executive officer an amount equal to 50% of the reportable taxable income as a result of the exercise of Options and subsequent disposition of shares of Comptek Common Stock in connection with a "change of control". The consummation of the Offer and the Merger will constitute a "change of control" of Comptek within the meaning of the Option Letter Agreements.

Employee Benefit Plans

   Pursuant to the terms of the Merger Agreement, Northrop has agreed to provide all employees of Comptek, who remain employed after the Effective Time, with industry competitive benefits as compared with similarly situated employees at comparable companies, excluding (i) the Comptek Equity Plans, and (ii) Comptek's 1999 Employee Stock Purchase Plan. Furthermore, from and after the Effective Time, until the first anniversary of the Effective Time such benefits shall be at least comparable, in the aggregate for each employee, to the benefits maintained for such employee by Comptek prior to the closing of the Merger (the "Closing").

Payment in connection with Stock Loans

   In July of 1996 and February and March of 1999, John J. Sciuto executed promissory notes totaling $317,254 in favor of Comptek Federal Systems, Inc., a subsidiary of Comptek. Comptek Federal Systems, Inc. provided the loans to Mr. Sciuto to facilitate his purchase of 62,178 shares of Comptek Common Stock and for the payment of estimated alternative minimum taxes. As of June 12, 2000, the outstanding balance on Mr. Sciuto's loans was $129,325.00. On June 12, 2000, the Board of Directors of Comptek (the "Comptek

Board") adopted a resolution providing that in connection with the consummation of the Offer, Comptek shall pay to Mr. Sciuto $193,987.50, an amount equal to the outstanding balance on the loans from Comptek Federal Systems, Inc. and a tax gross-up of 50%. Mr. Sciuto has agreed to use said sums for the repayment of these stock loans from Comptek Federal Systems, Inc.

Directors and Officers Insurance and Indemnification

   The Merger Agreement provides that, for six years after the Effective Time, Comptek, as the Surviving Corporation, will indemnify and hold harmless the current and former directors and officers of Comptek (the "Indemnified Parties") in respect of matters pertaining to their service as such officers or directors existing or occurring at or prior to the Effective Time to the fullest extent that Comptek would have been permitted under New York law and its charter documents (each as in effect on the date hereof) to indemnify such Indemnified Parties. Northrop has agreed that Comptek shall maintain in effect insurance reasonably comparable to the directors' and officers' liability insurance policies maintained by Comptek immediately prior to the Effective Time; provided, however that Comptek will not be required to expend in any one year in excess of 150% of the annual premium currently paid by Comptek for such coverage immediately prior to the Effective Time. The provisions with respect to indemnification set forth in the certificate of incorporation of Surviving Corporation shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees or agents of Comptek.

Merger Agreement

   The following is a summary of certain material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

   Conditions of the Offer. The Offer is subject to a number of conditions which are described below:

     (1) There must be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer, and not withdrawn, a number of Shares which, together with the Shares then owned by Northrop and Acquisition Sub, represents at least 66.67% of the total number of outstanding Shares on a fully diluted basis (as though all outstanding options, rights and other securities convertible into or exercisable or exchangeable for Shares had been converted, exercised or exchanged in accordance with their terms) as of the date that Northrop accepts the Shares pursuant to the Offer (the "Minimum Tender Condition"). On August 15, 2000, the number of Shares needed to satisfy the Minimum Tender Condition would have been 5,132,378.

     (2) The waiting period, and any extension thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and any other applicable antitrust law, must have expired or been terminated.

     (3) The Registration Statement must have become effective under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

     (4) The shares of Northrop Common Stock issuable to Comptek shareholders in the Offer and the Merger must have been approved for listing on the NYSE, subject to official notice of issuance.

     (5) The Offer is also subject to the conditions that, at any time on or after the date of the Merger Agreement and prior to the time of acceptance for exchange of Shares pursuant to the Offer:

    (a) there shall not have been instituted or pending any action or proceeding by any governmental entity, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for exchange of, or the exchange or delivery of shares of Northrop Common Stock for, some of or all the Shares by

        Northrop or Acquisition Sub or the consummation by Northrop or Acquisition Sub of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the executed agreement between Acquisition Sub and certain shareholders of Comptek dated June 15, 2000 (the "Tender Agreement"), the Merger Agreement, the Offer or the Merger, (ii) seeking to restrain or prohibit the Northrop's or Acquisition Sub's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any portion of the business or assets of Comptek and its subsidiaries, taken as a whole, or of Northrop and its subsidiaries, taken as a whole, or to compel Northrop or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of Comptek and its subsidiaries, taken as a whole, or of Northrop and its subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Northrop or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Northrop or any of its subsidiaries or affiliates on all matters properly presented to Comptek's shareholders, or (iv) seeking to require divestiture by Northrop or any of its subsidiaries or affiliates of any Shares;

    (b) there shall not be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger Agreement, the Offer or the Merger, by any governmental entity that, in the reasonable judgment of Northrop, is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding paragraph;

    (c) (i) Comptek's representations and warranties in the Merger Agreement that are qualified as to materiality shall be true and correct (except to the extent expressly made as an earlier date, in which case as of such date), or any of the representations and warranties that are not qualified as to materiality shall be true and correct in all material respects (except to the extent expressly made as an earlier date, in which case as of such date); and (ii) there shall not be a material breach of any of the covenants of Comptek set forth in the Merger Agreement; provided, however, that Comptek shall not be deemed in material breach of its obligations thereunder if any such breach is cured within ten business days after receipt by Comptek of written notice of such breach from Northrop, if such cure can be accomplished before the Offer expires without any extension thereof;

    (d) there shall not have been any change in or effect on the business of Comptek or its subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Comptek and its subsidiaries, taken as a whole (a "Comptek Material Adverse Effect"); provided, however, that "Comptek Material Adverse Effect" shall not be deemed to include the impact of (a) changes in generally accepted accounting principles, (b) acts or omissions of Comptek taken with the prior written consent of Northrop, (c) changes in general economic or industry conditions, (d) the compliance by Comptek with the provisions of the Merger Agreement and the effects of the Offer and the Merger on the business, assets, liabilities, financial condition or results of operations of Comptek and its subsidiaries,
        (e) any change in the market price or trading volume of the Comptek Common Stock, and (f) any changes or effects as a result of the announcement of the Offer and the Merger;

    (e) the Merger Agreement shall not have been terminated in accordance with its terms;

    (f) (i) the Comptek Board (or any committee thereof) shall have approved and shall have made a recommendation of the Offer, the Merger and the Merger Agreement and shall have not withdrawn or materially modified or amended in a manner adverse to Northrop or Acquisition Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement; and (ii) the Comptek Board (or any committee thereof) shall have not recommended to the shareholders of Comptek any Comptek Superior Proposal (as defined below) or resolved to, or publicly announced an intention to, do so;

    (g) Comptek shall not have entered into, or publicly announced its intention to enter into, an agreement or agreement in principle (other than certain confidentiality agreements permitted by the Merger Agreement) with respect to any Comptek Superior Proposal (as defined below under "--Other Offers");

    (h) no person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Northrop or any of its subsidiaries, shall have become the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Shares or shall have acquired, directly or indirectly, at least 20% of the assets of Comptek and its subsidiaries, which, in the good faith judgment of Northrop in any such case, and regardless of the circumstances (including any action or omission by Northrop or Acquisition Sub) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange; and

    (i) (i) Northrop shall have been furnished with evidence satisfactory to it of the consent or approval of those certain third parties listed in the Merger Agreement whose consent or approval may be required in connection with the Offer and the Merger; (ii) certain key employees of Comptek or its subsidiaries listed in the Merger Agreement shall have executed and delivered employment agreements and non-competition agreements reasonably acceptable to Northrop and at least three out of the six other key employees listed in the Merger Agreement shall have executed and delivered employment agreements and non-competition agreements reasonably acceptable to Northrop; and (iii) Comptek shall have terminated all contracts with foreign consultants of Comptek or its subsidiaries for which Northrop has requested such termination at least 45 days prior to Effective Time.

   Notwithstanding the foregoing conditions to the Offer, the Comptek Board (or any committee thereof) may (1) withdraw or materially modify or amend in a manner adverse to Northrop or Acquisition Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement or (2) may recommend to the shareholders of Comptek any Company Superior Proposal or may resolve to, or publicly announce an intention to, do so, if:

     (x) the representations and warranties of Northrop set forth in the Merger Agreement that are qualified as to materiality shall become untrue or incorrect (except to the extent expressly made as of an earlier date, in which case as of such date), or any of the representations and warranties set forth in the Merger Agreement that are not so qualified shall become untrue or incorrect in any material respect (except to the extent expressly made as of an earlier date, in which case as of such date);

     (y) there shall be a material breach of any of the covenants of Northrop set forth in the Merger Agreement; provided, however, that Northrop shall not be deemed in material breach of its obligations under the Merger Agreement or any representation or warranty if any such breach is cured within ten business days after receipt by Northrop of written notice of such breach from Comptek, if such cure can be accomplished before the Offer expires without any extension thereof; or

     (z) there shall have been any change in or effect on the business of Northrop and its subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Northrop and its subsidiaries, taken as a whole (a "Northrop Material Adverse Effect"); provided, however, that "Northrop Material Adverse Effect" shall not be deemed to include the impact of (a) changes in generally accepted accounting principles, (b) acts or omissions of Northrop taken with the prior written consent of Comptek, (c) changes in general economic or industry conditions, (d) the compliance by Northrop or Acquisition Sub with the provisions of the Merger Agreement and the effects of the Offer and the Merger on the business, assets, liabilities, financial condition or results of operations of Northrop and its subsidiaries, taken as a whole, (e) any change in the market price or trading volume of Northrop Common Stock, and
  (f) any changes or effects as a result of the announcement of the Offer and the Merger.

   Amending the Offer. Pursuant to the Merger Agreement, Northrop agreed that, without the prior written consent of Comptek, no change may be made to the Offer which:

  . changes the form or amount of consideration to be paid;

  . imposes conditions to the Offer in addition to those set forth in the Merger Agreement;

  . changes or waives the Minimum Tender Condition;

  . extends the Offer (except as set forth below under "--Expiration or Termination of the Offer"); or

  . makes any other change to any condition to the Offer set forth in the Merger Agreement which is adverse to the holders of Shares.

   Consideration. The Merger Agreement provides for the consideration that Northrop will pay in the Offer, including the Exchange Ratio and the adjustments, if any, to the Exchange Ratio.

   Expiration or Termination of the Offer. Pursuant to the Merger Agreement, Northrop agreed that if, at the scheduled expiration date of the Offer, the conditions to the Offer shall not have been satisfied or waived, other than several specified conditions, unless there is no reasonable possibility of all of the conditions to the Offer being satisfied on or before October 31, 2000, Northrop will extend the expiration date of the Offer for an additional period or periods of time, each of which being no longer than 15 business days, until the date that such conditions are satisfied or waived and Northrop becomes obligated to accept for payment and pay for Shares tendered pursuant to the Offer. However, if at any scheduled expiration date of the Offer, all of the conditions to the Offer have been satisfied or waived other than the Minimum Tender Condition, Northrop will only be required to extend the Offer for an additional 20 business days following such scheduled expiration date.

   The Merger. If the conditions to the Merger are satisfied or waived in accordance with the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the Business Corporation Law of the State of New York (the "BCL"), then at the Effective Time Acquisition Sub will merge with and into Comptek. Comptek will survive the Merger as a wholly owned subsidiary of Northrop.

   Effective Time of the Merger. The Merger will become effective upon the filing of (i) a certificate of merger with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and (ii) a certificate of merger with the Secretary of State of the State of New York in such form as required by, and executed in accordance with, the relevant provisions of the BCL or at such later date and time as agreed by Northrop and Comptek and set forth in such certificates of merger.

   Additional Effects of the Merger. Upon completion of the Merger:

  . each outstanding share of Comptek Common Stock (other than any shares of Comptek Common Stock owned by Northrop, held by Comptek as treasury stock, or owned by any of their respective subsidiaries) will be converted into and become the right to receive the amount and type of consideration received by Comptek shareholders who tendered their Shares in the Offer;

  . each outstanding share of capital stock of Acquisition Sub will be converted into and become one share of common stock of Comptek, as the Surviving Corporation;

  . the directors and officers of Acquisition Sub at the Effective Time will become the directors and officers of Comptek, as the Surviving Corporation;

  . the certificate of incorporation of Comptek in effect immediately prior to the Effective Time will be amended and restated as of the Effective Time so as to read substantially the same as the certificate of incorporation of Acquisition Sub, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of Comptek, as the Surviving Corporation; and

  . the bylaws of Comptek in effect immediately prior to the Effective Time will be amended and restated in their entirety to read substantially the same as the bylaws of Acquisition Sub, and, as so amended, such bylaws shall be the bylaws of Comptek, as the Surviving Corporation.

   Exchange Agent. At or prior to the Effective Time, Northrop shall enter into an agreement with a bank or trust company that is reasonably acceptable to Comptek, to act as exchange agent for the Merger (the "Exchange Agent") with which Northrop shall deposit any required cash and certificates representing the number of whole shares of Northrop Common Stock issuable pursuant to the Merger Agreement in exchange for outstanding shares of Comptek Common Stock. Soon after the Effective Time, the Exchange Agent will send a letter to each person who was a Comptek shareholder at the Effective Time containing instructions on how to surrender Comptek stock certificates to the Exchange Agent and receive shares of Northrop Common Stock and cash, if any cash is payable.

   Dividends. Holders of Shares will not be entitled to receive any dividends or other distributions payable by Northrop until they exchange the stock certificates representing their Shares for certificates representing shares of Northrop Common Stock. Once holders deliver their Comptek stock certificates to the Exchange Agent, they will receive, subject to applicable laws, accumulated dividends and distributions, without interest.

   Fractional Shares. No scrip or fractional shares of Northrop Common Stock will be issued upon the surrender of certificates representing Shares. An outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a shareholder of Northrop or of the Surviving Corporation with respect to such fractional share interest. Holders of Shares otherwise entitled to fractional shares of Northrop Common Stock will receive a cash payment instead of such fractional shares. No later than the Closing, Northrop shall deposit with the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Comptek Common Stock an amount in cash, rounded to the nearest whole cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the Final Average Closing Price, or $74.00, if the Make Whole Right is exercised.

   As soon as practicable after the determination of the amount of cash to be paid to holders of Shares with respect to any fractional share interests, if any, the Exchange Agent will make available such amounts, net of any required withholding taxes, to such holders of Comptek Common Stock, subject to and in accordance with the terms of the Merger Agreement.

   Comptek Board of Directors. Upon acceptance for exchange of Shares in the Offer, Northrop will be entitled to designate a number of directors of Comptek, rounded up to the next whole number, that bears the same proportion to the total number of directors of Comptek as the proportion of the total number of shares of Comptek Common Stock then held by Northrop bears to the total number of outstanding shares of Comptek Common Stock, provided that until the Merger has been consummated, the Comptek Board shall always have at least two members (the "Continuing Directors") who were directors of Comptek prior to consummation of the Offer. The Merger Agreement provides that, prior to the Effective Time, if Northrop's designees are elected to the Comptek Board, the affirmative vote of the Continuing Directors will be required to:

  . amend or terminate the Merger Agreement;

  . waive any of Comptek's rights, benefits or remedies under the Merger
    Agreement;

  . extend the time for performance of Northrop's or Acquisition Sub's obligations under the Merger Agreement; or

  . approve any other action by Comptek which is reasonably likely to adversely affect the interests of Comptek's shareholders, other than Northrop, Acquisition Sub or their affiliates, with respect to the transactions contemplated by the Merger Agreement.

   Representations and Warranties. The Merger Agreement contains customary representations of Comptek and Northrop (including its wholly owned merger subsidiary, Acquisition Sub) relating to, among other things:

  . corporate existence, corporate organization, and similar corporate matters;

  . with respect to Comptek only, ownership of subsidiaries;

  . capital structure;

  . corporate authority to enter into, and carry out the obligations under, the Merger Agreement and the enforceability of the Merger Agreement;

  . absence of a conflict with or violation of the certificate of incorporation, bylaws, or laws, or, with respect to Comptek only, any material agreement, as a result of the transactions contemplated by the Merger Agreement;

  . required filings and consents, approvals, authorizations and permits of governmental authorities relating to the Merger Agreement and related matters;

  . possession of permits and compliance with applicable laws;

  . documents filed with the SEC and stock exchanges and the accuracy of information contained in those documents;

  . financial statements and the absence of undisclosed liabilities;

  . with respect to Northrop only, the accuracy of information supplied in connection with its Prospectus and the Registration Statement and of information supplied or to be supplied by Northrop or Acquisition Sub for inclusion or incorporation by reference in this Schedule 14D-9 or Comptek's proxy statement relating to the meeting of shareholders of Comptek, if required, for the purpose of obtaining shareholder approval of the Merger and the Merger Agreement (the "Comptek Proxy Statement");

  . absence of material changes or events;

  . with respect to Comptek only, matters relating to the Employee Retirement
    Income Security Act of 1974, employee benefits, employment agreements, and consultants;

  . with respect to Comptek only, contracts, litigation, environmental matters, intellectual property matters, insurance, title to properties, and affiliates;

  . filing of tax returns and payment of taxes;

  . with respect to Comptek only, the opinion of its financial advisor;

  . engagement and payment of fees to brokers, finders, or investment bankers;

  . with respect to Comptek only, absence of certain improper business practices, pending claims or investigations, and business activity restrictions;

  . with respect to Comptek only, inapplicability of state takeover statutes and absence of dissenters' rights in connection with the Offer;

  . with respect to Comptek only, shareholder votes required for approval of the Merger Agreement and the transactions contemplated thereby; and

  . with respect to Northrop only, authority to issue the shares of Northrop
    Common Stock in connection with the Offer and the Merger and lack of any ownership by Northrop or Acquisition Sub of any capital stock of Comptek.

   In addition, the parties have also represented to one another that they are unaware of any circumstance or event that would prevent the Merger from being treated as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code.

   The representations and warranties contained in the Merger Agreement do not survive the Effective Time of the Merger.

   Conduct of Business Pending the Merger. Comptek has agreed that in order to preserve substantially intact its business organization, unless Northrop otherwise agrees in writing, Comptek and its subsidiaries will (1) conduct their businesses only in, and not take any action except in, the ordinary course of business consistent with past practice, (2) use all reasonable efforts to keep available the services of current officers, significant employees and consultants, and (3) preserve current, significant business relationships with corporate partners, customers, suppliers and other persons. Comptek has agreed that, except as otherwise provided by the Merger Agreement, neither Comptek nor its subsidiaries will do any of the following without the prior written consent of Northrop:

  . amend its certificate of incorporation or bylaws;

  . authorize, issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber any shares of capital stock of Comptek or any of its subsidiaries other than pursuant to (1) the exercise of Options outstanding as of the date of the Merger Agreement, (2) the grant after the date of the Merger Agreement of options to newly hired employees in the ordinary course of business consistent with past practice and in each case subject to the prior approval of Northrop before grant, provided, that such additional amount of Comptek Common Stock subject to such options shall not exceed 25,000 shares in the aggregate or (3) Comptek's 1999 Employee Stock Purchase Plan in the ordinary course of business consistent with past practice, provided that Comptek shall take all necessary action to suspend offering of such shares as of July 1, 2000;

  . sell, pledge, dispose of, grant, transfer, lease, license, guarantee, or encumber any material property or assets of Comptek or any of its subsidiaries except transactions pursuant to existing contracts or in the ordinary course of business consistent with past practice;

  . (1) acquire any interest in another entity, other than the purchase of assets in the ordinary course of business consistent with past practice;
    (2) incur any indebtedness; (3) terminate, cancel, or request or agree to any material change in any material contract or license agreement; (4) make or authorize capital expenditures totaling, in the aggregate, in excess of $500,000; or (5) enter into or amend any contract, agreement, commitment, or arrangement that if fully performed would not be permitted by the foregoing restrictions;

  . declare, set aside, make or pay any dividends with respect to any of its capital stock;

  . reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any of its capital stock;

  . amend or change the period of exercisability of, or authorize cash payments in exchange for, options granted under the Comptek Stock Incentive Plans;

  . amend the terms of, repurchase, redeem or otherwise acquire any securities of Comptek or any of its subsidiaries;

  . increase the compensation payable to its directors, officers, consultants, or employees; grant any rights to severance or termination pay or enter into any new employment or severance agreement that provides benefits upon a change in control that would be triggered by the Merger; establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee of Comptek or any subsidiary of Comptek; or enter into or amend any contract, agreement, commitment or arrangement between Comptek or any subsidiary of Comptek and any of Comptek's directors, officers, consultants or employees;

  . pay, discharge, or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice or as disclosed in Comptek's audited consolidated balance sheet as of March 31, 1999 or on the disclosure schedule provided in connection with the Merger Agreement;

  . except as required by any governmental entity, make any material change with respect to its accounting practices;

  . make any material tax election or settle or compromise any material tax liability; or

  . authorize or enter into any agreement or make any commitment to do any of the foregoing or take any action which would make any of the representations or warranties of Comptek untrue or incorrect or prevent Comptek from performing its covenants.

   Access to Information. Pursuant to the Merger Agreement, Comptek agreed, except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Northrop or Comptek or any of their respective subsidiaries is a party or pursuant to applicable law, to provide Northrop (and its representatives) access at reasonable times upon prior notice to Comptek's and its subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof, and (ii) furnish promptly such information concerning Comptek's and its subsidiaries' business, properties, contracts, assets, liabilities and personnel as Northrop or its representatives may reasonably request.

   Other Offers. The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time or, if earlier, the termination of the Merger Agreement, Comptek will not, whether directly or indirectly, and shall cause its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives not to, directly or indirectly:

  . solicit, initiate or encourage (including by way of furnishing nonpublic information), any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Company Competing Transaction (as defined below); or

  . enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Company Competing Transaction, or agree to endorse any Company Competing Transaction; or

  . authorize or permit any of Comptek's representatives or any subsidiary of Comptek, or any representative retained by any subsidiary of Comptek, to take any such action;

provided, however, that if and only if:

  . a person submits an unsolicited, bona fide written proposal regarding a Company Competing Transaction; and

  . the Comptek Board determines that such proposal is a Company Superior
    Proposal;

then the Comptek Board may provide information under a confidentiality agreement to the person making the Company Superior Proposal and participate in negotiations and discussions regarding the Company Superior Proposal. Additionally, in response to a Company Superior Proposal which was not solicited by Comptek and which did not otherwise result from a breach of the provisions of the Merger Agreement described above, Comptek may terminate the Merger Agreement.

   Comptek has agreed to notify Northrop promptly of any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Company Competing Transaction, such notice to include the identity of the person making such proposal, offer, inquiry or contact, and other terms of such Company Competing Transaction. Comptek immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any Comptek Competing Transaction. Comptek shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

   The right of Northrop and Comptek to terminate the Merger Agreement will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of the Merger Agreement.

   No provision of the Merger Agreement prohibits the Comptek Board from taking, and disclosing to Comptek's shareholders, a position with respect to a third party tender offer made pursuant to Rules 14d-9 and 14e-2.

   The Merger Agreement provides that:

  . the term "Company Competing Transaction" means any (i) merger, consolidation, share exchange, business combination or similar transaction; (ii) any sale, lease, exchange, transfer or other disposition of 20% or more of the assets of Comptek or Comptek's Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding voting securities of Comptek or the filing of a registration statement under the Securities Act in connection therewith;
    (iv) any Person having acquired "beneficial ownership" (as such term is defined under Section 13(d) of the Exchange Act) or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 33% or more of the outstanding voting securities of Comptek; (v) any solicitation by Comptek in opposition to the Offer; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  . the term "Company Superior Proposal" means a Company Competing
    Transaction as to which: (i) the Comptek Board determines in good faith (after considering applicable law and consulting with independent outside counsel) that its fiduciary duties to Comptek's shareholders under applicable law require that the Comptek Board provide information to, or otherwise negotiate with, the acquiring party making such Company Competing Transaction; (ii) if any cash consideration is involved, shall not be subject to any financing contingency, and with respect to which Comptek Board shall have determined in the proper exercise of its fiduciary duties to Comptek's shareholders that the acquiring party is reasonably capable of consummating such Company Competing Transaction on the terms proposed; and (iii) the Comptek Board shall have determined in good faith (after consulting with Comptek's independent financial advisors of nationally recognized reputation) that such Company Competing Transaction provides greater value, in the aggregate, to the shareholders of the Company than the Merger.

   Employee Benefits. Pursuant to the terms of the Merger Agreement, Northrop has agreed to provide all employees of Comptek, who remain employed after the Effective Time, with industry competitive benefits as compared with similarly situated employees at comparable companies, excluding (i) the Comptek Equity Plans and (ii) Comptek's 1999 Employee Stock Purchase Plan. Furthermore, from and after the Effective Time, until the first anniversary of the Effective Time such benefits shall be at least comparable, in the aggregate for each employee, to the benefits maintained for such employee by Comptek prior to the Closing.

   Directors and Officers Insurance and Indemnification. The Merger Agreement provides that, for six years after the Effective Time, Comptek, as the Surviving Corporation, will indemnify and hold harmless the current and former directors and officers of Comptek in respect of matters pertaining to their service as such officers or directors existing or occurring at or prior to the Effective Time to the fullest extent that Comptek would have been permitted under New York law and its charter documents (each as in effect on the date hereof) to indemnify such Indemnified Parties. Northrop has agreed that Comptek shall maintain in effect insurance reasonably comparable to the directors' and officers' liability insurance policies maintained by Comptek immediately prior to the Effective Time; provided, however that Comptek will not be required to expend in any one year in excess of 150% of the annual premium currently paid by Comptek for such coverage immediately prior to the Effective Time. The provisions with respect to indemnification set forth in the certificate of incorporation of Surviving Corporation shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees or agents of Comptek.

   Comptek Shareholders' Meeting. If required by applicable law to effectuate the Merger, the Merger Agreement requires Comptek to call a meeting of its shareholders as soon as reasonably practicable after acceptance for payment of Shares tendered in the Offer. If the Minimum Tender Condition is satisfied pursuant to the Offer, Acquisition Sub will hold at least a 66.67% of the outstanding Shares and will be able to assure that the requisite number of affirmative votes in favor of approval and adoption of the Merger Agreement will be received, even if no other shareholder votes in favor thereof. If Acquisition Sub obtains at least 90% of the outstanding Shares pursuant to the Offer, it has agreed to effect the Merger without any notice to and without the authorization of the shareholders of Comptek pursuant to Section 253 of the DGCL and Section 905 of the BCL.

   Antitrust Approvals. Pursuant to the Merger Agreement, each of the parties to the Merger Agreement has agreed to take, or cause to be taken, all appropriate action and make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to the Merger Agreement, the Offer and the Merger required under the HSR Act, if any. The parties shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling parties and their advisors prior to filing, and none of the parties shall file any such document if any of the other parties shall have reasonably objected to the filing. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Offer or the Merger at the behest of any governmental entity without the consent and agreement of the other parties, which consent shall not be unreasonably withheld.

   Further Assurances. Each of Northrop and Comptek has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective, the Offer and the Merger, including, without limitation:

  . use all reasonable efforts to take such action as may be required to obtain all other necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all other necessary registrations and filings (including other filings with governmental entities, if any);

  . use all reasonable efforts to obtain all necessary consents, approvals or waivers from third parties; and

  . use all reasonable efforts in the preparation of the Registration
    Statement, the Offer Documents, the Schedule 14D-9 and, if necessary, any post-effective amendment to the Registration Statement filed by Northrop for the purpose of filing the Comptek Proxy Statement (the "Post-Effective Amendment").

   Conditions to the Completion of the Merger. Each party's obligation to effect the Merger is subject to the satisfaction or waiver of the following conditions:

  . if required by BCL or the DGCL, the holders of at least 66.67% of all outstanding shares of Comptek Common Stock having approved and adopted the Merger and the Merger Agreement;

  . Acquisition Sub having accepted for exchange and exchanged all shares of Comptek Common Stock tendered pursuant to the Offer unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party asserting such condition;

  . no judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition being in effect that prevents or prohibits consummation of the Merger; and

  . the Registration Statement or a Post-Effective Amendment, as the case may be, shall have become effective under the Securities Act and shall not be the subject of any stop order.

   Termination Events. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the shareholders of Comptek:

     (1) by mutual written consent of Comptek and Northrop;

     (2) by Northrop or Comptek if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Northrop or Acquisition Sub having accepted for exchange any Shares pursuant to the Offer; provided that Northrop and Acquisition Sub shall not be permitted to terminate the Merger Agreement if the Offer is terminated or expires without Shares being accepted for exchange in violation of the Merger Agreement;

     (3) by Northrop or Comptek if the Offer shall not have been consummated on or before October 30, 2000, unless the failure to consummate the Offer is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate;

     (4) by Northrop or Comptek if the Merger shall not have been consummated as a result of any condition described above under "--Conditions to the Completion of the Merger" being incapable of being satisfied;

     (5) by Northrop or Comptek if any statute, rule, regulation, injunction or decree having the effects set forth below shall be in effect and shall have become final and nonappealable:

       (a) there shall be instituted or pending any action or proceeding by any governmental entity, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for exchange of, or the exchange or delivery of shares of Northrop Common Stock for, some of or all the Shares by Northrop or Acquisition Sub or the consummation by Northrop or Northrop of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Tender Agreement, the Merger Agreement, the Offer or the Merger, (ii) seeking to restrain or prohibit Northrop's or Acquisition Sub's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any portion of the business or assets of Comptek and its subsidiaries, taken as a whole, or of Northrop and its subsidiaries, taken as a whole, or to compel Northrop or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of Comptek and its subsidiaries, taken as a whole, or of Northrop and its subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Northrop or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Northrop or any of its subsidiaries or affiliates on all matters properly presented to Comptek's shareholders or (iv) seeking to require divestiture by Northrop or any of its subsidiaries or affiliates of any Shares; or

       (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger Agreement, the Offer or the Merger, by any governmental entity that, in the reasonable judgment of Northrop, is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through
    (iv) of paragraph (a) above, subject as aforesaid;

     (6) by Northrop upon the occurrence of any Trigger Event (as defined below under "--Termination Fee; Expenses"); or

     (7) by Comptek if the Comptek Board shall have recommended to the shareholders of Comptek a Company Competing Transaction provided that Comptek complies with certain requirements of the Merger Agreement.

   Termination Fee; Expenses. Comptek has agreed to pay Northrop a fee (the "Termination Fee") in immediately available funds equal to $4 million promptly, but in no event later than ten business days, after the termination of the Merger Agreement (or such later date as may apply in the case of clause (1) below) as a result of the occurrence of any of the events set forth below (each, a "Trigger Event"):

     (1) Comptek shall have received a Company Competing Transaction, and at any time prior to, or within one year after the termination of the Merger Agreement, unless the Merger Agreement is terminated pursuant to paragraphs
  (1) or (5) under "--Termination Events" above, Comptek shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle, other than a confidentiality agreement permitted by the Merger Agreement, with respect to any Company Competing Transaction;

     (2) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Northrop or any of its subsidiaries, shall have become the "beneficial owner" (as defined in rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Shares or shall have acquired, directly or indirectly, at least 20% of the assets of Comptek and its subsidiaries;

     (3) Comptek shall have intentionally breached or willfully failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in subparagraphs (c), (d) or (e) of paragraph (5) under "-- Conditions of the Offer" above; or

     (4) the Comptek Board, or any committee thereof, shall have recommended to the shareholders of Comptek any Company Competing Transaction or shall have resolved to, or publicly announced an intention to do so, except under the circumstances described under "--Conditions of the Offer" above.

   Notwithstanding the foregoing, no Termination Fee shall be paid pursuant to the Trigger Events listed above if Northrop shall be in material breach of its obligations under the Merger Agreement or if any of its representations and warranties shall become untrue or incorrect in any material respect unless such breach or untrue or incorrect representation or warranty is cured within ten business days after receipt by Northrop of written notice of such breach or untrue or incorrect representation or warranty from Comptek.

   In the event that Northrop shall terminate the Merger Agreement because of any breach or failure to perform by Comptek as set forth in clause (3) above that is not an intentional breach or willful failure to perform on the part of Comptek, then, without limiting any other remedies available to Northrop, Comptek shall reimburse Northrop (not later than ten business days after submission of statements therefor) for all actual, documented out-of-pocket expenses not to exceed $750,000 reasonably incurred by Northrop on its behalf in connection with the consummation of the transaction contemplated by the Merger Agreement; provided, however, that no fee is payable if Northrop is in material breach of its obligations under the Merger Agreement and has not cured any such breach within five business days after receipt of written notice by Comptek.

   In the event that the Comptek Board rescinds its recommendation of the Offer or recommends a Company Superior Proposal under the circumstances described under "--Conditions of the Offer" above and as a result the Offer and the Merger are not consummated, then, without limiting any other remedies available to Comptek, Northrop shall reimburse Comptek (not later than ten business days after submission of statements therefore) for all actual, documented out-of-pocket expenses not to exceed $750,000 reasonably incurred by Comptek or on its behalf in connection with the consummation of the transaction contemplated by the Merger Agreement; provided, however, that no fee is payable if Comptek is in material breach of its obligations under the Merger Agreement and has not cured any such breach within five business days after receipt of written notice by Northrop.

   The Merger Agreement further provides that under certain circumstances if Comptek or Northrop fails to pay any termination fee or any reimbursement due, it must pay the other party's costs and expenses in connection with any action taken to collect payment.

   Except as otherwise set forth above, all expenses incurred in connection with the Merger Agreement, the Offer and the Merger shall be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated, except that Northrop shall pay all expenses incurred solely for printing, filing and mailing the Registration Statement, the Post-Effective Amendment, if necessary, the Proxy Statement, if necessary, and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement and any fees required to be paid under the HSR Act.

   Assumption Of Certain Obligations. Pursuant to the Merger Agreement, Northrop has agreed that it shall, or shall cause the Surviving Corporation to, affirmatively assume the obligations of Comptek under certain indentures and financing agreements to which Comptek is a party.

   In March 1999, Comptek issued $15 million principal amount of 8
1/2% Convertible Subordinated Debentures due 2004 (the "Convertible Debentures") pursuant to the Indenture (the "Comptek Indenture") dated March 24, 1999 by and between Comptek and The Bank of New York, as trustee (the "Trustee") for the benefit of the purchasers of the Convertible Debentures. As of June 21, 2000, $5 million of Convertible Debentures remained outstanding. The Convertible Debentures are convertible into Comptek Common Stock at the conversion price of $9.50 per share. Pursuant to and in accordance with the Comptek Indenture, in connection with the closing of the Merger, the Surviving Corporation and the Trustee will execute a supplemental indenture to the Comptek Indenture which will provide that thereafter all outstanding Convertible Debentures be convertible into Northrop Common Stock as if such Convertible Debentures had been converted to Comptek Common Stock immediately prior to the Merger.

   In addition to the Comptek Indenture, other financing agreements to which Comptek is a party and which are subject to the foregoing requirement are: (i) the Loan Agreement dated March 24, 1999 between Comptek, as borrower, and Manufacturers and Traders Trust Company, as lender, pursuant to which Comptek has a $30 million line of credit; (ii) the Canadian Economic Development Corporation Performance Bond Guarantee Recourse Agreement dated November 5, 1997; and (iii) a $10 million Subordinated Note payable to Amherst Systems, Inc. due March 26, 2001.

Tender Agreement

   As required by Northrop as a condition to its entering into the Merger Agreement, on June 15, 2000, Acquisition Sub entered into a Tender Agreement with certain shareholders of Comptek (each, a "Shareholder," and collectively, the "Shareholders") with respect to an aggregate of 1,419,601 shares including Options owned by such Shareholders. The Shareholders who entered into the Tender Agreement are: Laura L. Benedetti, John R. Cummings, Bradley H. Feldmann, G. Wayne Hawk, Christopher A. Head, James D. Morgan, John J. Sciuto and Henry P. Semmelhack. The following is a summary of certain provisions of the Tender Agreement. The summary is qualified in its entirety by reference to the full text of the Tender Agreement, a copy of which is filed herewith as Exhibit (a)(5) and is incorporated herein by reference.

   Pursuant to the Tender Agreement, each Shareholder has agreed to tender for exchange in the Offer all Shares then owned or thereafter acquired by such Shareholder.

   Pursuant to the Tender Agreement, each Shareholder has revoked any and all previous proxies granted with respect to such Shareholder's Shares, and constitutes and appoints Acquisition Sub, or any nominee of Acquisition Sub with full power of substitution, as its true and lawful attorney and proxy, to vote each of such Shareholder's Shares at any meeting of Comptek's shareholders
(i) in favor of the adoption of the Merger Agreement, the Tender Agreement and the approval of the Merger; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or the failure to fulfill any other obligation or agreement of Comptek under the Merger Agreement; and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and the Tender Agreement. In addition, the proxy granted by each Shareholder is irrevocable, and coupled with an interest and is granted in consideration for Acquisition Sub entering into the Merger Agreement; provided, however, that such proxy shall be revoked upon termination of the Merger Agreement in accordance with its terms.

   Under the terms of the Tender Agreement, each Shareholder has agreed that such Shareholder will not directly or indirectly (i) grant any proxies (other than proxies relating to the election of management's slate of directors at an annual meeting of Comptek's shareholders, and other routine matters which would not require the filing of a preliminary proxy statement under Rule 14a-6(a) of the Exchange Act) or enter into any voting trust or other agreement or arrangement with respect to the voting of any such Shareholder's Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or assignment or understanding and agrees to notify Acquisition Sub promptly and to provide all details requested by Acquisition Sub if such Shareholder shall be approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

   Additionally, each Shareholder, in the capacity as a Shareholder, shall not directly or indirectly (i) subject to the fiduciary duty under applicable law of such Shareholder as a director of Comptek (if such Shareholder is such a director) as further provided in the Merger Agreement, solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of Comptek or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of the assets of, Comptek or any direct or indirect subsidiary thereof, whether by Merger, purchase of assets, tender offer or other transaction or (ii) subject to the fiduciary duty under applicable law of such Shareholder as a director of Comptek (if such Shareholder is such a director) as further provided in the Merger Agreement, participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. Such Shareholder shall promptly advise Acquisition Sub of the terms of any communications it may receive in the capacity as a Shareholder relating to any of the foregoing.

Item 4. The Solicitation/Recommendation.

   Item 4 of the Schedule 14D-9 is hereby amended to read as follows:

   (a) Recommendation Of Comptek Board.

   At a meeting held on June 12, 2000, the Comptek Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Comptek's shareholders.

   The Comptek Board recommends that Comptek's shareholders accept the Offer and tender their Shares pursuant to the Offer.

   A letter to Comptek's shareholders communicating the Comptek Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

   (b) Background; Reasons For The Comptek Board's Recommendation; Opinion Of Comptek's Financial Advisor.

Background

   Beginning in November, 1999, senior management of Comptek began to explore and analyze Comptek's strategic alternatives in order to maximize shareholder value. Among other things, Comptek's senior management explored and analyzed the following: (i) remaining as a stand-alone company and operating in accordance with Comptek's current business model, including strategic small acquisitions, (ii) pursuing a merger with a similar size company, and (iii) pursuing a possible sale of Comptek.

   Comptek subsequently engaged CIBC World Markets Corp. ("CIBC World Markets") as its financial advisor to assist senior management in its review of strategic alternatives and in any significant corporate transaction or series of transactions that may be undertaken by Comptek. After an evaluation of, and discussions with Comptek's management and CIBC World Markets regarding, possible strategic alternatives, the Comptek Board determined that (i) in light of the historical trading prices for Comptek Common Stock, remaining as a stand-alone company was less likely to result in as great an increase in shareholder value as pursuing a possible sale of Comptek to a substantially larger defense industry company, and (ii) in light of the feedback from recent preliminary contacts with a number of similar size companies operating in similar markets and the historical trading prices for Comptek Common Stock and for similar size companies operating in similar markets, pursuing a merger with a similar size company also was less likely to result in as great an increase in shareholder value as pursuing a possible sale of Comptek to a substantially larger defense industry company. As a result, the Comptek Board determined that the best course of action to maximize shareholder value was to explore a sale of Comptek.

   Comptek's management, with the assistance of CIBC World Markets, then identified a number of third parties in the defense electronics and federal information technology services industries, and certain financial buyers, who might have an interest in engaging in a business combination transaction with Comptek.

   Commencing in late February 2000, 37 parties were contacted in an effort to ascertain on a preliminary basis their level of interest in engaging in a business combination transaction with Comptek. Of the parties contacted, approximately 20 parties, including Northrop, executed confidentiality agreements and received limited non-public information concerning Comptek. Prospective bidders were requested to submit preliminary indications of interests in a possible transaction with Comptek by March 1, 2000.

   In early March 2000, Comptek received preliminary indications of interest from five parties, including a preliminary indication of interest from Northrop of between $16.00 to $18.00 per Share. On March 20, 2000, the Board of Directors of Comptek reviewed these five preliminary indications of interest and instructed Comptek's financial advisor to further discuss the levels of interest received. Depending on the outcome of those discussions, the Board of Directors instructed Comptek's financial advisor to invite Northrop and other prospective buyers with an opportunity to conduct limited due diligence on Comptek at a data room established at the offices of Stroock & Stroock & Lavan LLP, Comptek's legal counsel ("Stroock"). During these meetings, representatives of Northrop and other potential buyers were to be provided with an overview of Comptek's businesses and operations and were to be provided with certain additional non-public financial information of Comptek, including detailed financial forecasts.

   From April 13 through April 14, 2000, Northrop's due diligence team reviewed public documents, financial and technical information, financial forecasts as well as other financial and operational information in the data room. Northrop's due diligence team also met with and asked questions of Comptek's management as part of its review of Comptek. On April 14, 2000, Comptek provided to Northrop the proposed form of merger agreement prepared by Stroock.

   Upon completion of this phase of due diligence, prospective bidders, including Northrop, were requested to submit revised proposals and comments to the proposed form of merger agreement. On April 27, 2000, Northrop submitted a written proposal which was subject to certain conditions, including the satisfactory completion of confirmatory due diligence, and which valued Comptek at $20.00 per Share. Although discussions with other prospective bidders continued, the Comptek Board, taking into account a number of factors, including the proposed amount and form of the consideration offered and the likelihood of completion of a transaction, authorized Comptek's management and legal and financial advisors to pursue negotiations of a merger agreement with Northrop. Although not binding, Northrop's April 27, 2000 written proposal served as the basis for the parties' negotiations towards a definitive agreement.

   During the week of May 22, 2000, Northrop conducted its confirmatory due diligence.

   On June 2, 2000, Northrop submitted a revised written proposal which was no longer subject to completion of due diligence, but was subject to the negotiation and execution of a definitive agreement. This revised proposal contemplated an all stock transaction at a fixed exchange ratio of 0.265 of a share of Northrop Common Stock for each outstanding Share.

   On June 4, 2000, Mr. Sciuto held a meeting with other senior members of management of Comptek, and a telephonic meeting with Comptek's legal and financial advisors, to update them on his discussions with Northrop.

   After discussions between Comptek and Northrop, Northrop amended its June 2, 2000 conditional offer by a letter dated June 7, 2000 that established a range of exchange ratios depending on the average closing price per share of Northrop Common Stock for the 20 trading days immediately preceding the consummation of the transaction to preserve the indicated value of the transaction to both Northrop and the Comptek shareholders.

   Discussions among the parties and their respective legal and financial advisors immediately ensued, and by a second letter dated June 7, 2000, Northrop revised the final exchange ratios and provided the estimated value of a share of Comptek Common Stock.

   Between June 8, 2000 and June 11, 2000, there were a series of telephonic negotiations between Albert Myers, Corporate Vice President and Treasurer of Northrop, and John Sciuto, Chairman, President and Chief Executive Officer of Comptek, regarding various valuation refinements. Negotiations also were conducted in New York City on June 10 and 11 among the parties' legal and financial advisors regarding the details, terms and conditions of a final merger agreement.

   During the period from June 4, 2000 to June 11, 2000, Mr. Sciuto had numerous telephone conversations with each member of the Comptek Board to keep them informed of the substance of the negotiations with Northrop.

   The Comptek Board held a special meeting on June 12, 2000, to discuss the proposed transaction with Northrop and the terms of the Merger Agreement. Mr. Sciuto updated the Comptek Board on the negotiations with Northrop. Mr. Sciuto reviewed the strategic business rationale for the transaction. Representatives of Stroock summarized the terms and conditions of the Merger Agreement, the Tender Agreement and related legal documents, and discussed the directors' fiduciary duties under New York law. In addition, CIBC World Markets reviewed with the Comptek Board its financial analysis of the Exchange Ratio (which is summarized under "--Opinion of Comptek's Financial Advisor" below) and rendered to the Comptek Board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated June 12, 2000, to the effect that, as of that date and subject to the matters described therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Shares (other than Northrop and its affiliates).

   After discussion and consideration of the factors and reasons described below under "--Reasons for the Comptek Board's Recommendation," the Comptek Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of, Comptek's shareholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that Comptek's shareholders accept the Offer and tender their shares of Comptek Common Stock pursuant to the Offer.

   Following the meeting of the Comptek Board, as of June 12, 2000, Comptek, Northrop and Acquisition Sub executed the Merger Agreement. On June 12, 2000, each of Comptek and Northrop issued a press release announcing that the parties had executed the Merger Agreement. On June 15, 2000 certain shareholders of Comptek, including certain directors and certain members of senior management, executed the Tender Agreement.

Reasons For The Comptek Board's Recommendation

   In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Comptek Board, after discussions with Comptek's senior management and legal and financial advisors, considered a number of factors, some of which were deemed to favor the Offer and the Merger and some of which were not. Those which were deemed to favor the Offer and the Merger included:

   1. the Comptek Board's belief that the financial condition, results of operations, cash flows, earnings, assets and prospects of Comptek if it remains an independent company would not be as likely to result in as great an increase in shareholder value as would a sale of the Company;

   2. the belief of Comptek's management that the shares of Comptek Common Stock have historically been undervalued due to Comptek's size and industry focus;

   3. the potential strategic alternatives available to Comptek and the viability and risks associated with each alternative, including the prospects for Comptek on a stand-alone basis and the risks associated with achieving and executing upon Comptek's business plan, both short-term and long-term;

   4. the belief of Comptek's management that, based on its review of Comptek's strategic alternatives and on the feedback from recent preliminary contacts with a number of third parties in the defense electronics and federal information technology services industries to ascertain their level of interest in engaging in a business combination transaction with Comptek, it is unlikely that any party would propose an alternative transaction that would be more favorable to Comptek and its shareholders than the Offer and the Merger;

   5. the Comptek Board's expectation that the addition of Comptek's operations to Northrop would likely increase the overall value and profitability of Northrop, tending to produce greater shareholder value for Comptek's shareholders;

   6. the opportunity of the combined company to reduce costs through economies of scale that would not have been readily achievable by Comptek independently, and the elimination of redundant operations and duplicate administrative functions;

   7. the opportunity of the combined company to further enhance research and development efforts, including potentially more rapid development of products as a result of shared knowledge between electronics development teams;

   8. the belief of Comptek's management that the strengths of Northrop's businesses not only outweighed any weaknesses but that the key attributes of the combined company, in terms of, among other things, products, sales, customers, management and competitive position, would help to strengthen Northrop's businesses even further;

   9. the fact that the defense and federal information technology services electronics industries are extremely competitive and are characterized by rapid change and uncertainty due to new and emerging technologies;

   10. the increasing competition in Comptek's markets from both existing and potential competitors, some of which have greater assets and resources than Comptek, which has occurred as a result of, among other reasons, the consolidation taking place in the defense sector in general and in the defense electronics and federal information technology segments in particular;

   11. the potential beneficial effect of the public announcement of the Offer and the Merger on Comptek's ability to attract and retain key management, sales, marketing and technical personnel;

   12. the fact that the recent stock price performance of the shares of Comptek Common Stock was below the $20.75 value of the shares of Northrop Common Stock to be received in the Offer and the Merger and that the historical stock price performance of the shares of Comptek Common Stock was well below that value; and the fact that the recent and historical stock price performance of the shares of Northrop Common Stock indicated that Northrop Common Stock, which had traded well above its recent lows, was also trading well below its historical highs, indicating an opportunity for further increases in shareholder value;

   13. the fact that the market value of the shares of Northrop Common Stock, based on the Exchange Ratio and the closing price of such shares on the NYSE on June 9, 2000, to be exchanged for each Share pursuant to the Offer and the Merger represents a premium of approximately 20.7% over the closing price of the Shares on the American Stock Exchange on June 9, 2000;

   14. the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide Comptek's shareholders with an opportunity to receive shares of Northrop Common Stock on an accelerated basis;

   15. the fact that the provisions of the Merger Agreement are designed to provide that the value of the shares of Northrop Common Stock to be received in the Offer could exceed $20.75 per Share if the Final Average Closing Price exceeds $84.00.

   16. the fact that the Offer and the Merger will present the opportunity for the holders of shares of Comptek Common Stock to participate in a significantly larger and more diversified company and, as shareholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

   17. the financial presentation of CIBC World Markets including its opinion dated June 12, 2000 to the Comptek Board, as to the fairness, from a financial point of view, and as of the date of the opinion, of the Exchange Ratio to the holders of Comptek Common Stock, other than Northrop and its affiliates, as described below under the caption "--Opinion of Comptek's Financial Advisor";

   18. the Comptek Board's belief that, taken as a whole, terms and conditions of the Merger Agreement and the conditions of the Offer were generally favorable for the reasons described in factors 14, 15 and 19 through 21 herein;

   19. the likelihood that the Offer and the Merger would be consummated, including the limited nature of the conditions to the Offer and the experience, reputation and financial condition of Northrop;

   20. the consents and approvals required to consummate the Offer and the Merger, including regulatory clearance under the HSR Act and foreign antitrust laws, and the favorable prospects for receiving such consents and approvals; and

   21. the fact that the Offer and the Merger are structured in a manner so that in certain circumstances (the existence of which will not be known prior to the consummation of the Offer and the Merger), they should qualify as a reorganization for federal income tax purposes, in which case Comptek's shareholders would generally not recognize gain or loss for fractional shares of Northrop Common Stock.

   Those factors which were deemed to not favor the Offer and the Merger included:

   1. the potential detrimental effect of the public announcement of the Offer and the Merger on Comptek's ability to attract and retain key management, sales, marketing and technical personnel due to the uncertainties involved in combining the operations of the two companies; and

   2. the fact that although the Merger Agreement prohibits Comptek from soliciting proposals concerning an acquisition of Comptek, the Comptek Board, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior acquisition proposal, and that the Comptek Board would be able to terminate the Merger Agreement and accept a superior acquisition proposal if it determines that its fiduciary duties so require, upon payment to Northrop of a termination fee of $4 million.

   The foregoing discussion of the information and factors considered by the Comptek Board is not intended to be exhaustive but is believed to include all material factors considered by the Comptek Board. In view of the wide variety of factors, both positive and negative, considered by the Comptek Board, the Comptek Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. The Comptek Board also did not determine that any factor was of particular importance. Rather, the Comptek Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Comptek Board. In addition, individual members of the Comptek Board may have given different weights to different factors.

Opinion Of Comptek's Financial Advisor

   Comptek has engaged CIBC World Markets to act as its exclusive financial advisor in connection with the Offer and the Merger. In connection with this engagement, Comptek requested that CIBC World Markets evaluate the fairness, from a financial point of view, to the holders of Comptek Common Stock of the Exchange Ratio provided for in the Offer and the Merger. On June 12, 2000, at a meeting of the Comptek Board held to evaluate the Offer and the Merger, CIBC World Markets rendered an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 12, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Comptek Common Stock, other than Northrop and its affiliates.

   The full text of CIBC World Markets' written opinion dated June 12, 2000, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to the back of this Schedule 14D-9 as Schedule
III. CIBC World Markets' opinion is addressed to the Comptek Board and relates only to the fairness of the Exchange Ratio from a financial point of view to the holders of Comptek Common Stock, other than Northrop and its affiliates. The opinion does not address any other aspect of the Offer, the Merger or any related transaction, and does not constitute a recommendation to any shareholder as to whether such shareholder should exchange shares in the Offer or as to any other matter relating to the Offer or the Merger. The summary of CIBC World Markets' opinion described below is qualified in its entirety by reference to the full text of its opinion. Holders of Comptek Common Stock are urged to read the opinion carefully in its entirely.

   In arriving at its opinion, CIBC World Markets:

  . reviewed the Merger Agreement;

  . reviewed audited financial statements of Comptek for the fiscal years ended March 31, 1998, March 31, 1999 and March 31, 2000 and audited financial statements of Northrop for the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999;

  . reviewed unaudited financial statements of Northrop for the fiscal quarter ended March 31, 2000;

  . reviewed financial projections of Comptek prepared by Comptek's management and publicly available financial projections relating to Northrop;

  . reviewed historical market prices and trading volumes for Comptek Common
    Stock and Northrop Common Stock;

  . held discussions with Comptek's senior management with respect to Comptek's business and prospects for future growth;

  . reviewed and analyzed publicly available financial data for companies that CIBC World Markets deemed comparable to Comptek and Northrop;

  . reviewed and analyzed publicly available information for transactions that CIBC World Markets deemed comparable to the Offer and the Merger;

  . performed a discounted cash flow analysis of Comptek using assumptions of future performance provided to CIBC World Markets by Comptek's management and a discounted cash flow analysis of Northrop using publicly available financial data;

  . reviewed public information concerning Comptek and Northrop;

  . at Comptek's request, approached and held discussions with third parties to solicit indications of interest in the possible acquisition of Comptek; and

  . performed other analyses and reviewed other information as CIBC World
    Markets deemed appropriate.

   In rendering its opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information that Comptek and its employees, representatives and affiliates provided to CIBC World Markets. With respect to forecasts of Comptek's future financial condition and operating results provided to CIBC World Markets, CIBC World

Markets assumed, at the direction of Comptek's management, without independent verification or investigation, that the forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of Comptek's management. With respect to forecasts of Northrop's future financial condition and operating results, CIBC World Markets reviewed and discussed with representatives of Northrop publicly available forecasts relating to Northrop, and assumed, with Comptek's consent, that the forecasts represented reasonable estimates and judgments as to the future financial condition and operating results of Northrop. CIBC World Markets also assumed, with Comptek's consent, that the Offer and the Merger would be treated as a tax-free reorganization for federal income tax purposes.

   CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities of Comptek, Northrop or affiliated entities. CIBC World Markets expressed no opinion as to Comptek's and Northrop's underlying valuation, future performance or long-term viability, or the price at which Northrop Common Stock would trade upon or after announcement or consummation of the Offer or the Merger. CIBC World Markets' opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. Comptek imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.

   This summary is not a complete description of CIBC World Markets' opinion to the Comptek Board or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion.

   In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Comptek's and Northrop's control. No company, transaction or business used in the analyses as a comparison is identical to Comptek, Northrop or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

   The estimates contained in CIBC World Markets' analysis and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

   The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between Comptek and Northrop and the decision to enter into the Offer and the Merger was solely that of the Comptek Board. CIBC World Markets' opinion and financial analyses were only two of many factors considered by the Comptek Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Comptek Board or management with respect to the Exchange Ratio or the Offer or the Merger.

   The following is a summary of the material financial analyses underlying CIBC World Markets' opinion, dated June 12, 2000, to the Comptek Board in connection with the Offer and the Merger. Unless otherwise noted, calculations utilizing closing prices of Comptek Common Stock and Northrop Common Stock were based on closing prices on June 8, 2000 or the average closing prices for the 20 trading days ending on such date, as more fully described below. The financial analyses summarized below include information presented in tabular format. In order to fully understand CIBC World Markets' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CIBC World Markets' financial analyses.

 Selected Companies Analyses

   Comptek. CIBC World Markets compared financial and stock market information for Comptek and the following seven selected publicly held companies in the small capitalization defense and federal information technology services industries:

                                                     Small Capitalization Federal
      Small Capitalization Defense Companies   Information Technology Services Companies
      --------------------------------------   -----------------------------------------
     . Applied Signal Technology, Inc.          . BTG, Inc.
     . EDO Corporation                          . CACI International Inc
     . DRS Technologies, Inc.
     . Elbit Systems Ltd.
     . FLIR Systems, Inc.

   CIBC World Markets reviewed enterprise values, calculated as equity market value, plus straight debt, minority interest, straight preferred stock and all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash, as multiples of latest 12 months and estimated calendar year 2000 revenues, earnings before interest and taxes, commonly referred to as EBIT, and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. CIBC World Markets also reviewed equity market values as multiples of estimated calendar years 2000 and 2001 earnings per share, commonly referred to as EPS. All multiples were based on closing stock prices on June 8, 2000. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for Comptek were based on internal estimates of Comptek's management.

   CIBC World Markets then applied a range of selected multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT and EBITDA and estimated calendar years 2000 and 2001 EPS derived from the selected companies to corresponding financial data of Comptek in order to derive an implied equity reference range for Comptek. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $8.64-$11.30 per Share                   $20.75 per Share

   Northrop. CIBC World Markets also compared financial and stock market information for Northrop and selected companies in the defense industry, which is the industry in which Northrop operates, with particular focus on companies with enterprise values of approximately $1 billion to $12 billion. Based on these characteristics, CIBC World Markets selected the following five publicly traded companies in the defense industry:

  . Alliant Techsystems Inc.

  . General Dynamics Corporation

  . Harris Corporation

  . L-3 Communications Corporation

  . Litton Industries, Inc.

   CIBC World Markets reviewed enterprise values as multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT and EBITDA. CIBC World Markets also reviewed equity market values per share as multiples of estimated calendar years 2000 and 2001 EPS excluding, in the case of Northrop, pension income. All multiples were based on closing stock prices on June 8, 2000. Estimated financial data for the selected companies and Northrop were based on publicly available research analysts' estimates.

   CIBC World Markets then applied a range of selected multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT, EBITDA and estimated calendar years 2000 and 2001 EPS derived from the selected companies to corresponding financial data of Northrop in order to derive an implied equity reference range for Northrop. This analysis indicated the following implied per share equity reference range for Northrop, as compared to the closing price of Northrop Common Stock on June 8, 2000:

                 Implied Equity                 Closing Price of Northrop
          Reference Range for Northrop         Common Stock on June 8, 2000
          ----------------------------         ----------------------------
            $66.43-$86.06 per share                  $77.63 per share

 Precedent Transactions Analysis

   CIBC World Markets reviewed the purchase prices and implied transaction multiples in the following 43 selected transactions in the defense electronics and federal information technology services industries:

   Defense Electronics Transactions

              Acquiror                                           Target
              --------                                           ------
 . DRS Technologies                   NAI Technologies

 . EDO Corporation                    AIL Technologies, Inc.

 . Elbit Systems Ltd.                 Elop Electro-Optics Industries Ltd.

 . GEC-Marconi Systems Corporation    Hazeltine Corporation

 . General Dynamics Corporation       Computing Devices International

 . General Dynamics Corporation       GTE Government Systems Corporation

 . General Dynamics Corporation       Lucent Technologies Inc. (Advanced Technology Systems Division)

 . ITT Industries, Inc.               Kaman Sciences Corporation

 . ITT Industries, Inc.               Stanford Telecommunications, Inc. (Defense Division)

 . L-3 Communications Corporation     AlliedSignal, Inc. (Ocean Systems Division)

 . L-3 Communications Corporation     Aydin Corporation

 . L-3 Communications Corporation     ILEX Systems

 . L-3 Communications Corporation     Interstate Electronics Corporation

 . L-3 Communications Corporation     Microdyne Corporation

 . L-3 Communications Corporation     SPD Technologies, Inc.

 . Litton Industries, Inc.            Denro Inc.

 . Marconi North America, Inc.        Watkins-Johnson Company (Telecommunications Division)

 . Mentmore Holdings Corporation      Watkins-Johnson Company (Defense Division)

 . Northrop                           California Microwave, Inc.

 . Raytheon Company                   E-Systems, Inc.

 . Tracor, Inc.                       AEL Industries, Inc.

   Federal Information Technology Services Transactions

          Acquiror                                 Target
          --------                                 ------
 .  Affiliated Computer
   Services, Inc.             Computer Data Systems, Inc.

 .  Anteon Corporation         Analysis & Technology, Inc.

 .  Anteon Corporation         Techmatics, Inc.

 .  AT&T Corporation           GRC International, Inc.

 .  CACI International Inc     Government Systems, Inc.

 .  CACI International Inc     QuesTech, Inc.

 .  Computer Data Systems,
   Inc.                       Analytical Systems Engineering Corporation

 .  Computer Sciences
   Corporation                Nichols Research Corporation

 .  General Electric plc       Tracor, Inc.

 .  Getronics NV               Wang Laboratories, Inc.

 .  Litton Industries, Inc.    PRC Inc.

 .  Litton Industries, Inc.    TASC, Inc.

 .  Northrop                   Logicon, Inc.

 .  Science Applications
   International Corporation  The Boeing Company (Information Systems Division)

 .  The Carlyle Group          EG&G Technical Services, Inc.

 .  The Titan Corporation      Advanced Communication Systems, Inc.

 .  The Titan Corporation      AverStar, Inc.

 .  TRW Inc.                   BDM International, Inc.

 .  Veridian Corporation       ERIM International, Inc.

 .  Veridian Corporation       MRJ Group, Inc.

 .  Veridian Corporation       Trident Data Systems, Inc.

 .  Wang Global                I-NET Inc.

   CIBC World Markets reviewed enterprise values in the selected transactions as multiples of latest 12 months revenues, EBIT and EBITDA, and equity purchase prices as a multiple of latest 12 months net income. CIBC World Markets also reviewed the premiums paid in the selected transactions. All multiples and premiums were based on publicly available information at the time of announcement of the relevant transaction. In order to derive an implied equity reference range for Comptek, CIBC World Markets then applied a range of selected multiples of latest 12 months revenue, EBIT, EBITDA and net income derived from the selected transactions to corresponding financial data of Comptek and a range of selected premiums derived from the selected transactions to the closing price of Comptek Common Stock on November 17, 1999, which is the date one day prior to Comptek's announcement of its engagement of CIBC World Markets to assist Comptek in exploring strategic alternatives. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $14.85-$18.56 per Share                  $20.75 per Share

 Discounted Cash Flow Analyses

   Comptek. CIBC World Markets performed a discounted cash flow analysis of Comptek to estimate the present value of the unleveraged, after-tax free cash flows that Comptek could generate for fiscal years 2001 through 2005, based on internal estimates of Comptek's management. CIBC World Markets calculated a range of estimated terminal values by applying to Comptek's projected fiscal year 2005 EBITDA multiples ranging from 6.0x to 7.0x, which range was calculated taking into consideration the EBITDA trading multiples of selected companies in the small capitalization defense and federal information technology services industries. The present value of the cash flows and terminal values were calculated using discount rates ranging from 12.0% to 14.0%, which range was calculated taking into consideration the weighted average cost of capital of selected companies in the small capitalization defense and federal information technology services industries. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $14.53-$18.57 per Share                  $20.75 per Share

   Northrop. CIBC World Markets also performed a discounted cash flow analysis of Northrop to estimate the present value of the unleveraged, after-tax free cash flows that Northrop could generate for fiscal years 2000 through 2004, based on publicly available research analysts' estimates. CIBC World Markets calculated a range of estimated terminal values by applying to Northrop's projected fiscal year 2004 EBITDA multiples ranging from 7.5x to 8.5x, which range was calculated taking into consideration the EBITDA trading multiples of selected companies in the defense industry. The present value of the cash flows and terminal values were calculated using discount rates ranging from 11.0% to 13.0%, which range was calculated taking into consideration the weighted average cost of capital of selected companies in the defense industry. This analysis indicated the following implied per share equity reference range for Northrop, as compared to the closing price of Northrop Common Stock on June 8, 2000:

                Implied Equity                  Closing Price of Northrop
         Reference Range for Northrop          Common Stock on June 8, 2000
         ----------------------------          ----------------------------
           $81.66-$103.47 per share                  $77.63 per share

 Leveraged Buyout Analysis

   CIBC World Markets derived an implied equity reference range for Comptek by performing a leveraged buyout analysis based on internal estimates of Comptek's management and assuming a range of required rates of return to a financial buyer of 25% to 30% and a range of EBITDA terminal multiples of 6.5x to 7.5x, which range was calculated taking into consideration the EBITDA trading multiples of selected companies in the small capitalization defense and federal information technology service industries. This analysis indicated the following implied equity reference range for Comptek, as compared to the equity value for Comptek implied by the Exchange Ratio based on the closing price of Northrop Common Stock on June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $12.00-$14.00 per Share                  $20.75 per Share

 Exchange Ratio Analyses

   Implied Exchange Ratio Analysis. CIBC World Markets calculated implied exchange ratio reference ranges by dividing the results derived for Comptek from the "Selected Companies Analyses," "Precedent Transaction Analysis," "Discounted Cash Flow Analyses" and "Leveraged Buyout Analysis" described above by the average of the results derived for Northrop from the "Selected Companies Analyses" and "Discounted Cash Flow Analyses" described above. CIBC World Markets then compared these implied ranges to the Exchange Ratio. This analysis indicated the following approximate implied exchange ratio reference ranges, as compared to the Exchange Ratio in the Offer and the Merger of 0.2686x based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                                                    Implied Exchange Ratio Range
                                                    ----------------------------
       Selected Companies Analyses.................       0.0912x-0.1526x
       Precedent Transaction Analysis..............       0.1567x-0.2506x
       Discounted Cash Flow Analyses...............       0.1533x-0.2508x
       Leveraged Buyout Analysis...................       0.1266x-0.1891x

   Historical Exchange Ratio Analysis. CIBC World Markets performed an historical exchange ratio analysis comparing the closing prices for Comptek Common Stock and Northrop Common Stock on June 8, 2000, and the average daily closing prices of Comptek Common Stock and Northrop Common Stock for the one month, two months, three months and six months preceding June 8, 2000. This analysis yielded an implied exchange ratio range of 0.2113x to 0.2539x, as compared to the Exchange Ratio in the Offer and the Merger of 0.2686x based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000, as indicated below:

       Period                                             Implied Exchange Ratio
       ------                                             ----------------------
       June 8, 2000......................................        0.2222x
       One month average.................................        0.2113x
       Two months average................................        0.2203x
       Three months average..............................        0.2464x
       Six months average................................        0.2539x

   Other Factors. In rendering its opinion, CIBC World Markets also reviewed and considered other factors, including:

  . research analysts' reports on Northrop prepared by Credit Suisse First
    Boston Corporation, Donaldson, Lufkin & Jenrette, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Dean Witter & Co., Salomon Smith Barney Inc. and SG Cowen Securities Corporation, including targeted stock prices, earnings per share estimates for 2000 and 2001 and investment recommendations of those analysts;

  . the 52-week historical trading ranges for Comptek Common Stock and Northrop Common Stock;

  . the relationship between movements in Comptek Common Stock, movements in the common stock of selected defense companies and information technology companies, and movements in the S&P 500 Index; and

  . potential pro forma effect of the Offer and the Merger on Northrop's EPS for estimated calendar years 2000 through 2003, based on, in the case of Comptek, internal estimates of Comptek's management and, in the case of Northrop, publicly available research analysts' estimates.

   (c) Intent To Tender.

   To Comptek's knowledge, after reasonable inquiry and in view of the obligations under the Tender Agreement, all executive officers, directors, affiliates and subsidiaries of Comptek will tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than options to acquire Shares).

Item 8. Additional Information.

   Item 8 of the Schedule 14D-9 is hereby amended to add thereto the following:

   (d) All of the information in the Prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 of Northrop relating to shares of Northrop Common Stock to be issued in the Offer and the Merger is hereby incorporated by reference.

   (e) On August 1, 2000, Northrop announced that it had extended the expiration date of the Offer until midnight, E.D.T., on August 23, 2000.

   (f) On August 14, 2000, both Northrop and Comptek announced that the 20-day trading period that will be used to determine the exchange ratio in the Offer will end two business days before the Offer expires.

Item 9. Exhibits.

   Item 9 of the Schedule 14D-9 is hereby amended by the addition of the following exhibits:

 Exhibit No.                             Description
 -----------                             -----------

 (a)(6) Preliminary Prospectus dated August 9, 2000. Incorporated herein by reference to the prospectus included in the Registration
             Statement on Form S-4 of Northrop filed with the SEC on July 6,
             2000.

 (a)(7) Press Release of Northrop, dated August 1, 2000. Incorporated herein by reference to the Form 425 filed by Northrop on August 1, 2000.

 (a)(8)      Joint Press Release of Northrop and Comptek, dated August 14,
             2000. Incorporated herein by reference to the Form 425 filed by Comptek on August 15, 2000.

 (e)(1)(A) First Amendment to Agreement and Plan of Merger, dated as of August 7, 2000, among Northrop, Comptek and Acquisition Sub.
             Incorporated herein by reference to Exhibit 2.1A to the Registration Statement on Form S-4 of Northrop filed with the SEC on July 6, 2000.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2000

                                          COMPTEK RESEARCH, INC.


                                          By: /s/ Christopher A. Head
                                             _________________________________
                                          Christopher A. Head, Esq.
                                          Executive Vice President,
                                          General Counsel and Secretary